VIA EDGAR

January 10, 2020

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	Boyar Value Fund, Inc. (“Fund”) (Registration Nos.: 333-29253 and 811-8253)

Ladies and Gentlemen:

Pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”) and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “Investment Company Act”); and (3) Regulation S-T, please find Post-Effective Amendment No. 33 to the Registration Statement of the Fund (“Amendment”) under the Securities Act (Amendment No. 34 under the Investment Company Act) on Form N-1A.

The Amendment is being filed pursuant to Rule 485(a) of the Securities Act for the purpose of: (1) changing the Fund’s primary benchmark; (2) introducing the offering of Class I shares of the Fund; and (3) making certain other related changes. The Amendment contains a Prospectus and Statement of Additional Information for the Fund, Part C, and the signature page. Due to the limited nature of the Amendment, and because the Fund previously submitted a filing pursuant to Rule 485(a) on March 1, 2019, and a filing pursuant to Rule 485(b) on May 9, 2019, we respectfully request that the Staff provide a review limited only to the changes described above.

Pursuant to Rule 485(a)(1), the Fund anticipates that this filing would be effective 60 days after filing. At or before that time, the Fund will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the Securities Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff regarding the Amendment and to update any missing information and/or to file updated exhibits to the Registration Statement.

If you have any questions or comments, please contact the undersigned at 336-607-7512. Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Sam Singh, President

Boyar Value Fund, Inc.

80 Arkay Drive

Suite 110

Hauppauge, NY 11788